

Offering Statement for IdentifySensors Biologics Corp. ("IdentifySensors")

IdentifySensors Biologics Corp. ("IdentifySensors," the "Company," "we," or "us"), a Delaware corporation incorporated on June 11, 2020, is holding the following offering:

IdentifySensors Biologics Corp is offering securities in the form of Equity which provides investors the right to Common Stock in the Company.

Target Offering: $9,999.00 | 2,222 Securities
Maximum Offering Amount: $4,999,999.50 | 1,111,111 Securities
Share Price: $4.50
Type of Offering: Equity
Type of Security: Common Stock
Offering Deadline: June 25, 2024
Minimum Investment: $990.00 | 220 Securities

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $990.00. The Company must reach its Target Offering Amount of $9,999 by June 25, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE

TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://identifysensors.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

IdentifySensors Biologics Corp.

20600 Chagrin Blvd Suite 405, Shaker Heights, Ohio, 44122

Eligibility

2. The following are true for IdentifySensors Biologics Corp.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>**Employee Name and Title**</u>

Dr. Gregory Hummer, Chief Executive Officer (Primary Role)

Employee Background

Co-Founder of IdentifySensors, LLC in 2015. Dr. Hummer has developed patented nanotechnology, including cost-effective printed circuit sensors that communicate wirelessly with remote data terminals and nearby smartphones. This technology has broad application including security and environmental monitoring of explosives, harmful gases and chemicals that have the potential to disrupt business operations.

3-Year Work History

Employer: IdentifySensors Biologics (primary role)

Position: CEO

Years: 2020 - Present

<u>Employee Name and Title</u>

Bruce Raben, President and Secretary

Employee Background

Mr. Raben has been an investment, merchant banker and private investor for over 30 years and was a founding partner of Hudson Capital Advisors BD, LLC.

3-Year Work History

Employer: IdentifySensors Biologics

Position: President and Secretary

Years: 2020-Present

Employer: Hudson Capital Advisors (primary position)

Position: Owner

Years: 2013-Present

Employer: Isotta Holding Company

Position: General Manager

Years: Jan 2023-Present

Employee Name and Title

Ann M. Hawkins, Chief Financial Officer and Treasurer

Employee Background

Ms. Hawkins is a member of Edward C. Hawkins & Co., Ltd., a CPA firm and a member of Hawkins & Company, LLC., a law firm both of which are based in Cleveland, Ohio.

3-Year Work History

Employer: Edward C. Hawkins & Co., Ltd (primary role)

Position: Member

Years: 2020-Present

Employer: IdentifySensors Biologics

Position: Chief Financial Officer and Treasurer

Years: 2020-Present

Employee Name and Title

Joe Mosbrook, Chief Marketing Officer

Employee Background

Joe Mosbrook has 30 years of marketing, media and public relations experience. He serves as managing partner of Acclaim Communications, a full-service marketing and advertising firm in Cleveland.

3-Year Work History

Employer: Acclaim Communications

Position: Managing Partner

Years: 2012-Present

Employer: IdentifySensors Biologics (primary role)

Position: CMO

Years: 2015-Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

IdentifySensors Fresh Food Enterprises, LLC, a limited liability company managed exclusively by Dr. Gregory Hummer

Securities

42,277,778

Security Class

Common Stock

Voting Power

93%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The Company has developed and plans to commercialize Check4® which is a rapid electrochemical molecular gene detection platform intended to detect different types of pathogens. Check4® uses a disposable one-time use cartridge and a reusable reader to easily perform the test for a given pathogen. The platform can also be used with a multiplexed cartridge to detect several pathogens all at once. The user takes a saliva sample, the cartridge is inserted into the reader, the user inserts their saliva sample into the cartridge and within minutes the reader sends its data to the Cloud for recording and interpretation. Results are displayed in approximately 5 minutes on the user's smartphone. A component of our test is graphene ink. The consistency and performance of this type of ink is the mayor challenge we face when developing an accurate sensor. We continue to experiment with different formulations of the ink to achieve the desired results. Thus far in the lab we have obtained results that are inconsistent but promising.

Check4® was initially designed as an alternative to the laboratory-based reverse transcription polymerase chain reaction (RT-PCR) tests for COVID-19. Since the World Health Organization declared the end of COVID-19 as a world health emergency in May of 2023, we intend to develop similar test cartridges for other bacteria and viruses, using the same nano-sensor platform. Examples of additional tests include Influenzas A & B, RSV, Ebola, Hepatitis C, HIV, Legionella, MRSA, Lyme, and Zika.

We are currently working with East West Manufacturing, LLC based in Wisconsin to scale the manufacturing and production of Check4®. We require FDA approval before we are able to commercialize our products, we filed our first FDA pre-submission for Ebola and Marburg viruses during 2023. The FDA has allowed us to file under Emergency Use Authorization (EUA) for Ebola because of the seriousness of this viral illness and the perceived advantages of our technology. We have submitted a total of 5 pre-submission to the FDA.

We plan to sell our products to: (1) businesses operating in critical and essential industries such as education, healthcare, retail, transportation and trade, travel and hospitality and agriculture among other industries that need a fast, accurate and inexpensive high-volume option for implementing robust testing programs; (2) individuals & families that need a fast, accurate and inexpensive personal diagnostic platform for regular testing to mitigate the risk of contracting communicable diseases from daily activities; (iii) public sector where access to rapid, accurate and inexpensive testing technology that definitively diagnoses infectious diseases like Flu and COVID-19 infections is needed.

The molecular self-test that we intend to offer is a simple saliva test that will seek out the very specific genes of different pathogens in the saliva test sample. Unlike other molecular tests including the RT-PCR test, our test intends to not require liquid reagents, enzymes and most importantly the duplication and amplification of the target genes of the pathogens. Our test has been developed to be primarily used at home or at the point of care. One of the primary intended goals in the development of our platforms is to significantly lower the testing costs and drastically reduce test result turnaround time from days to minutes. The estimated price per test for our diagnostic platform is expected to be $25-50 plus a one-time purchase of durable components. The durable component is a reusable reader that integrates with a smartphone for $50-112. Our initial intended target markets include businesses in various industries, individuals and public agencies.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering and it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Company. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Principal Executive Officers to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Title of Risk

The Company's success depends on the viability of the Company's business model

Description of Risk

Our revenue and income potential are unproven, and our business model and pathogens tests performed at home or at the point of care is relatively new. Our business model is based on a variety of assumptions relating to the Company's ability to develop and commercialize a testing platform that can be provided at home or at the point of care and returns accurate diagnostic results within minutes. These assumptions may not reflect the business and market conditions that we actually face. As a result, our operating results could differ materially from those projected under the Company's business model, and our business model may prove to be unprofitable.

Title of Risk

The Company's technology is under development and is subject to all the risks related thereto.

Description of Risk

Our ability to timely develop, manufacture and market our products is essential to our success. Current development and manufacturing schedules may be delayed by such factors as technological or labor difficulties and changes in both the needs and demands of customers and government policy or regulation. The costs of development could exceed our estimates which would require additional capital. Any delay in the development, manufacture or delivery of our products could result in the Company attempting to market its products at a time when cost and performance characteristics are not competitive with adverse consequences to the Company. Accordingly, there can be no assurance that we will be able to successfully develop, manufacture and market our products.

Title of Risk

The Company's lack of operating history creates substantial uncertainty about future results.

Description of Risk

We have no operating history or operations on which to base expectations regarding the Company's future results and performance. Further, the Company, as a recently formed enterprise, is subject to financial, funding, managerial and other types of risks associated with recently formed entities.

Title of Risk

We may have very limited capitalization and depend upon the success of this Offering to finance our business plan.

Description of Risk

We have limited financial resources and depend upon the success of this offering, and two concurrent offerings under Regulation A and Regulation D to complete development, scale manufacturing, obtain FDA approval and commence the commercialization of our products and our other long-term objectives. The Company may never achieve profitability and its ability to raise additional funds will be subject to, among other things, factors beyond the control of the Company and its directors, including cyclical factors affecting the economy generally. We can give no assurance that future funds can be raised on favorable terms, if at all.

Title of Risk

Loss of, or inability to attract, key personnel could adversely impact our business.

Description of Risk

Many factors are outside of the Company's control, and the occurrence of one or more of them might cause the value of any investment in our Common Stock to be substantially impaired or completely eroded.

Title of Risk

The Company may not be able to effectively protect its licensed intellectual property, which could impair the Company's ability to compete effectively.

Description of Risk

We license our intellectual property from IdentifySensors Fresh Food Enterprises, LLC ("ISFFE"), which has an obligation to protect and defend the intellectual property against infringers or claims of infringement. ISFFE licenses the intellectual property form IdentifySensors, LLC which also has an obligation to defend against infringers. However, both ISFFE and IdentifySensors, LLC have limited resources. No assurances can be given that the intellectual property that we use (i) will not infringe upon the intellectual property rights of others or (ii) that the patent and pending patent applications are valid or that they will be enforceable.

Title of Risk

We face intense competition in the marketplace which could lead to reduced net sales, net earnings, and cash flow.

Description of Risk

We face intense competition from other diagnostic and testing product companies in the US. Most of our products are expected to compete with other consolidated and widely advertised, promoted, and merchandised brands within each product category. We also face competition from retailers, including club stores, grocery stores, drugstores, dollar stores, mass merchandisers, e-commerce retailers, and subscription services, which are increasingly offering "private label" or store brands that are typically sold at lower prices and may compete with our products as substitutive products. Increased purchases of "private label" products in an economic downturn could reduce net sales of our products, which would negatively impact our business. Most of our competitors are larger than us and have far greater financial resources. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than we can. In addition, our competitors may attempt to gain market share by offering similar products at prices at or below those offered by us. Competitive activity may require us to increase our spending on advertising and promotions and/or reduce prices, which could lead to reduced sales and net earnings.

Title of Risk

Our products may not meet health and safety standards or could become contaminated.

Description of Risk

We and our contractors will adopt various quality, environmental, health and safety standards. Even if our planned products meet these standards, they could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our manufacturing facilities, distributors, or suppliers. This could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business and financial performance.

Title of Risk

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.

Description of Risk

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury. Although we will take measures to ensure that our planned products are safe for use, interactions of these products with other products, prescription medicines and over-the-counter drugs have not been fully explored or understood and may have unintended consequences.

Although once we are able to sell our products we plan to maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business.

Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles and may make it more difficult to secure adequate insurance coverage in the future. In addition, any planned product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

Title of Risk

Dependence on key customers could adversely affect our business, financial condition and results of operations.

Description of Risk

We anticipate that a limited number of customers will account for a large percentage of our net sales. As a result, changes in the strategies of our largest customers or a shift to competing products may harm our net sales or margins, and reduce our ability to offer new, innovative products to our consumers. Furthermore, any loss of a key customer or a significant reduction in net sales to a key customer could have a material adverse effect on our business, financial condition and results of operations.

In addition, our business is based primarily upon individual purchase orders, and we typically do not enter into long-term contracts with our customers. Accordingly, customers could reduce their purchasing levels or completely cease buying our products at any time and for any reason and we would be without any contractual recourse. If we do not effectively respond to the demands of our customers, they could decrease their purchases, causing our net sales and net earnings to decline.

Title of Risk

Investors in this Offering will not have any voting control over the Company's business and affairs.

Description of Risk

ISFFE owns more than 93% of the outstanding shares of Common Stock of the Company, all of which are voted by Dr. Gregory Hummer. Even if the Maximum Amount of the Offering is sold, investors would have approximately 2% of the voting shares outstanding. Thus, Dr. Hummer is expected to control a majority of the voting power for the foreseeable future and therefore controls the business and affairs of the Company.

Title of Risk

The Company is subject to a number of conflicts of interests.

Description of Risk

The Company has entered into contracts and agreements with Dr. Hummer or his affiliated entities which have not been negotiated on an arms'-length basis. These contracts include the License Agreement from ISFFE and the Sublease Agreement for the Company's office space. The Company cannot guarantee that these contracts and arrangements are fair and reasonable to the Company.

Additionally, Dr. Hummer and certain of the Company's officers and key consultants are not full time employees and have other jobs and commitments. Dr. Hummer is also the Manager of both IdentifySensors, LLC and Identify Sensors Fresh Food Enterprises, LLC. Ann Hawkins, the Chief Financial Officer, is a part time consultant. Such officers are not required to devote their full time and energy to the Company and have other employers to whom they owe a duty of care and loyalty.

Title of Risk

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

Description of Risk

We have never paid cash dividends on our shares and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our shares will depend on earnings, financial condition and other business and economic factors that management may consider relevant. If we do not pay dividends, our shares may be less valuable because a return on your investment will only occur if its stock price appreciates.

Title of Risk

Our offering price is arbitrary and bears no relationship to our assets, earnings, or book value.

Description of Risk

There is no current public trading market for our Common Stock and the price at which the Common Stock are being offered bears no relationship to conventional criteria such as book value or earnings per share. There can be no assurance that the offering price bears any relation to the current fair market value of the Common Stock.

The Offering

Minimum Amount of the Securities Offered	2,222
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	47,238,203
Maximum Amount of the Securities Offered	1,111,111
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	48,347,092
Price Per Security	$4.50
Minimum Individual Purchase Amount	$990
Offering Deadline	June 25, 2024
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

IdentifySensors Biologics Corp. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF and a $2,500 upfront payment upon the commencement of the campaign. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,999 and $4,999,999.5 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,999, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event the Company fails to reach the minimum offering amount of $9,999, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in
Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.9%	$490	4.9%	$244,999.98
Estimated Offering Expenses	2.1%	$210	2.1%	$105,000
Product Development	60%	$6,000	60%	$3,000,000
Operational Costs	13%	$1300	13%	$650,000
Marketing and Sales	7%	$700	7%	$350,000
New Hires	5%	$500	5%	$250,000
Working Capital	8%	$800	8%	$400,000
Total	100%	$9,999	100%	$4,999,999.5

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. **How will the issuer complete the transaction and deliver securities to the investors?**

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

10. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

IdentifySensors Biologics Corp is offering securities in the form of Equity which provides investors the right to Common Stock in the Company.

Target Offering: $9,999.00 | 2,222 Securities
Maximum Offering Amount: $4,999,999.50 | 1,111,111 Securities
Share Price: $4.50
Type of Offering: Equity
Type of Security: Common Stock
Offering Deadline: June 25, 2024
Minimum Investment: $990.00 | 220 Securities

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $990.00. The Company must reach its Target Offering Amount of $9,999 by June 25, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

13. **Do the securities offered have voting rights? Voting Rights and Proxy:**

Yes, each share of Common Stock shall have one (1) vote per share per certificate of incorporation and bylaws (Exhibit D and Exhibit E).

14. **Are there any limitations on any voting or other rights identified above?**

See Question 13.

15. **How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	350,000,000	47,235,981	4,013,335	N/A	Yes
Preferred Stock	50,000	0	N/A	N/A	No

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company is authorized to issue up to 50,000,000 shares of Preferred Stock in one or more series. The Company's Board of Directors is entitled to fix or alter the rights, preferences, privileges and restrictions granted to or imposed on each series of Preferred Stock, and the number of shares constituting any such series and the designation thereof. No shares of Preferred Stock have been issued or are currently outstanding.

We have two concurrent offerings, with this being the third offering. We are currently offering shares under Regulation A and Regulation D. Investors who purchase shares under our Regulation D offering and invest at least $100,000 will receive warrants to purchase additional shares of our common stock at a price of $5.25. The term to exercise the warrants is three years from their issue date.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued?

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. Additional issuances of securities
2. Issuer repurchases of securities
3. A sale of the issuer or of assets of the issuer
4. Transactions with related parties

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
IdentifySensors Fresh Food Enterprise LLC	$350,000	6%	1/3/2026

24. What other exempt offerings has the Company conducted within the past three years?

The Company is currently conducting two other separate concurrent exempt offerings. One under Regulation A and one under Regulation D. The maximum aggregate offering amount for the Company's three consecutive offerings is $50,000,000. The price per share in each of the offerings is $4.50, and the maximum number of shares offered is 11,111,111 in all three offerings. Investors purchasing shares under our Regulation D offering, who invest at least $100,000, will be issued warrants to purchase additional shares of our common stock at a purchase price of $5.25 per share. The term of the warrants will be three years from their issue date. The number of warrants issued varies depending on the amount invested.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family members of any of the foregoing persons.

We entered into an employment agreement with Ghazi Kashmolah on February 9, 2023, to provide services to the Company to consult on operations. Mr. Kashmolah shall provide services to the Company and to its affiliates, IdentifySensors Fresh Food Enterprises LLC and IdentifySensors LLC. The employment agreement stipulates at will employment and the provision of full time, exclusive services to the Company. It includes standard confidentiality, non-solicitation, and non-piracy provisions, as well as the assignment of all intellectual property developed by Mr. Kashmolah in connection with the services provided for our benefit. Mr. Kashmolah shall be entitled to receive a salary of $16,667 to be paid on the 15th day of one month and the first day of the immediately succeeding calendar month for the first 12 months of his employment term. He will be entitled to receive a $150,000 bonus upon obtaining FDA approval for the Company's first test, and a bonus equivalent to 30% of his base salary upon the achievement of certain revenue goals set by the Company's board of directors. The employment agreement also includes payment of health benefits and contributions to Mr. Kashmolah's

401(K) plan. As part of his compensation package, Mr. Kashmolah received 400,000 stock options at a price of $4.50 per Share. The options vest in installments of 25,000 shares each at the end of each calendar quarter during Mr. Kashmolah's employment term, provided that he remains employed by the Company on the vesting dates.

Additionally, there is a note payable as described in the debt section above to IdentifySensors Fresh Food Enterprise LLC, which is a related party.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

IdentifySensors Biologics Corp., was founded on June 11, 2020. Since inception, we have been in the business of developing tests for viral and bacterial pathogens like COVID-19 but applicable to other diseases as well. We are now manufacturing our products and expect to complete initial prototypes during the fiscal year 2023. However, before any commercial sales occur in the U.S., we must complete extensive testing and obtain approval from the U.S. Food and Drug Administration. Such efforts will require significant additional capital.

Because our products and services were initially specifically designed to address the testing needs for COVID-19, recent developments in the pandemic have caused us to broaden the testing capabilities of our products by targeting other pathogens, such as Ebola and Marburg viruses. We have made 5 pre-submissions to the FDA and intend to have FDA clearance for testing Ebola/Marburg virus by the end of 2023. We intend to commence generating revenues in the first quarter of 2024.

As of June 30, 2023, we had not yet commenced commercial sales or generated any revenue. Our activities since inception have consisted of formation activities, establishing agreements, and raising capital, principally through the sales of common stock and loans from affiliates. Our expenses have been primarily research and development costs, administrative expenses, and professional fees. We will incur significant additional research & development, and significant manufacturing expenses. We are dependent upon additional capital resources for the commencement of our planned principal operations and subject to significant risks and uncertainties; including failing to secure additional funding to carry our planned operations or failing to profitably operate the business.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We have incurred recurring losses to date. Our financial statements have been prepared assuming that we will continue as a going concern.

We expect we will require additional capital to meet our long-term operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities. We have invested in manufacturing machinery that will facilitate our contract manufacturer, East West Manufacturing, LLC, in producing our product.

We incurred a net loss for the fiscal year ended June 30, 2023, of $4,384,431. No revenue was earned or recognized during the fiscal year ended June 30, 2023. During our fiscal year ended June 30, 2023, we raised $4,379,403 from the sale of common stock. Total operating expenses in the year ended June 30, 2023, were $4,374,677 as compared to $3,063,289 for year ended June 30, 2022. The increase is because as of June 30, 2022, we had not started prototype manufacturing, which is now underway. Operating expenses include $2,225,512 in research and development expenses, $218,930 in manufacturing expenses, $578,959 in marketing expenses, $1,082,121 in office and administrative expenses, and $269,155 in professional fees.

Our cash balance at June 30, 2023 was $1,470,562 compared to $1,995,851 at June 30, 2022. We do not believe these cash reserves are sufficient to cover our expenses for our operations for fiscal year ending June 30, 2024. We will require additional funding for our ongoing operations. At our current level of operations, we expend approximately $400,000 per month, meaning that we would require $4,800,000 in available cash to fund operations through June 30, 2024. However, our business plans anticipated that we would commence prototype testing and apply for approval of the FDA during this fiscal year. Such activities would require substantial additional capital, estimated to be approximately $5,000,000.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
i. In connection with the purchase or sale of securities?
ii. Involving the making of any false filing with the commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
i. In connection with the purchase or sale of any security?

ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:
      1. **Association with an entity regulated by such commission, authority, agency or officer?**
      2. **Engaging in business of securities, insurance, or banking?**
      3. **Engaging in savings association or credit union activities?**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years**

before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

IdentifySensors Biologics Corp. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Amended & Restated Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Audited Financial Statements



Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
IdentifySensors Biologics Corp.

Opinion on the Financial Statements
We have audited the accompanying balance sheets of IdentifySensors Biologics Corp. (the "Company") as of June 30, 2023 and 2022, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter is communicated in the Going Concern paragraph above. Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Board and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by

communicating the critical audit matter above, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

/s/ Meaden & Moore, Ltd.
Meaden & Moore, Ltd.
Cleveland, Ohio

We have served as the Company's auditor since 2022.

November 3, 2023


IdentifySensors Biologics Corp.
Balance Sheets


		June 30, 2023		June 30, 2022
ASSETS				
Current assets:				
Cash	$	1,470,562	$	1,995,851
Prepaid expenses		17,608		43,791
Total current assets		1,488,170		2,039,642
Property, plant and equipment		683,985		75,582
Operating lease right-of-use asset		146,285		32,572
Deposits		873,861		9,838
Total assets	$	3,192,301	$	2,157,634
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable	$	545,768	$	173,258
Accrued contractor expense		0		45,496
Accrued contractor expense – related party		1,158,021		640,525
Accrued legal and accounting – related party		43,198		86,937
Accrued payroll		36,843		8,109
Subscription refunds payable		9,173		9,173
Operating lease liability		93,212		15,677
Total current liabilities		1,886,215		979,175
Long term liabilities:				
Operating lease liability		53,991		17,016
Note payable – related party		176,274		167,274
Total long term liabilities		230,265		184,290
Total liabilities		2,116,480		1,163,465
Stockholders' equity (deficit)				
Preferred stock, $0.0001 par value; 50,000,000 shares authorized, no shares issued and outstanding as June 30, 2023 and June 30, 2022		–		–
Common stock, $0.0001 par value: 350,000,000 shares authorized; 47,982,801 shares issued and outstanding at June 30, 2023 and 46,603,550 at June 30, 2022		4,878		4,724
Additional paid-in capital		10,485,476		6,019,547
Accumulated deficit		(9,414,533)		(5,030,102)
Total stockholders' equity (deficit)		1,075,821		994,169
Total liabilities and stockholders' equity (deficit)	$	3,192,301	$	2,157,634


The accompanying notes are an integral part of these financial statements.


IdentifySensors Biologics Corp.
Statements of Operations

	For the Year Ended June 30, 2023	For the Year Ended June 30, 2022
Revenue	$ –	$ –
Operating expenses:		
Research and development expenses	2,225,512	1,374,083
Manufacturing	218,930	–
Marketing	578,959	388,035
Office and administrative expenses	1,082,121	1,047,234
Professional fees	269,155	253,937
Total operating expenses	4,374,677	3,063,289
Loss from operations	(4,374,677)	(3,063,289)
Other Income (Expense)		
Interest expense	(9,798)	(9,432)
Interest income	44	–
Rental income	–	11,662
Total Other Income (Expense)	(9,754)	2,230
Loss before provision for federal income taxes	(4,384,431)	(3,061,059)
Provision for federal income taxes	–	–
Net loss	$ (4,384,431)	$ (3,061,059)
Net loss per common share - basic and diluted	$ (0.09)	$ (0.08)
Weighted average common shares outstanding - basic and diluted	47,265,897	45,242,201

The accompanying notes are an integral part of these financial statements.

IdentifySensors Biologics Corp.
Statement of Changes in Stockholders' Equity (Deficit)
For Year Ended June 30, 2023 and 2022

| | Preferred Stock | | Common Stock | | Additional | | Total |
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated (Deficit)	Stockholders' (Deficit)
Balance – July 1, 2021	–	$ –	44,849,439	$ 4,485	$ 1,831,494	$ (1,969,043)	$ (133,064)
Common stock issued for cash	–	–	980,223	99	3,460,245	–	3,460,344
Stock options vested	–	–	–	–	99,413	–	99,413
Warrants issued	–	–	–	63	627,698	–	627,761
Restricted stock awards vested	–	–	773,888	77	697	–	774
Net loss for the period	–	–	–	–	–	(3,061,059)	(3,061,059)
Balance - June 30, 2022	–	$ –	46,603,550	$ 4,724	$ 6,019,547	$ (5,030,102)	$ 994,169
Common stock issued for cash	–	–	867,803	87	4,217,212	–	4,217,299
Stock options vested	–	–	–	–	85,939	–	85,939
Warrants issued	–	–	–	16	162,322	–	162,338
Restricted stock awards vested	–	–	506,948	51	456	–	507
Net loss for the period	–	–	–	–	–	(4,384,431)	(4,384,431)
Balance - June 30, 2023	–	$ –	47,978,301	$ 4,878	$10,485,476	$ (9,414,533)	$ 1,075,821

The accompanying notes are an integral part of these financial statements.

IdentifySensors Biologics Corp.
Statements of Cash Flow

	For the Year Ended June 30, 2023	For the Year Ended June 30, 2022
Cash from operating activities:		
Net loss	$ (4,384,431)	$ (3,061,059)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation	86,446	100,187
Depreciation	49,852	1,315
Amortization	114,510	14,221
Changes in operating assets and liabilities:		
Prepaid expenses	26,183	60,287
Operating lease right-of-use asset	(113,712)	(15,542)
Security deposit	(864,023)	(3,888)
Accounts payable and accrued liabilities	829,506	572,801
Accrued interest	9,000	8,886
Net cash used in operating activities	(4,246,669)	(2,322,792)
Cash from investing activities:		
Purchase of equipment	(658,257)	(76,897)
Net cash used in investing activities	(658,257)	(76,897)
Cash flows from financing activities:		
Issuance of common stock and warrants for cash	4,379,637	4,088,105
Net cash provided by financing activities	4,379,637	4,088,105
Net change in cash	(525,289)	1,688,416
Cash - beginning of period	1,995,851	307,435
Cash - end of period	$ 1,470,562	$ 1,995,851
Supplemental Cash Flow Disclosures		
Cash paid for interest	$ –	$ –
Cash paid for income taxes	$ –	$ –
Issuance of warrants for stock	$ 3,052,500	$ 4,055,000

The accompanying notes are an integral part of these financial statements.

IDENTIFYSENSORS BIOLOGICS CORP
Notes to the Financial Statements
For the Year Ended June 30, 2023 and 2022

Note 1   Organization and Summary of Significant Accounting Policies

Nature of Operations

The Company, IdentifySensors Biologics Corp., is a Delaware corporation ("Company") founded on June 11, 2020. Since inception, the Company has been in the business of developing tests for viral and bacterial pathogens, initially specifically for Covid19, and lately for Ebola and Marburg viruses and to develop a Staph bacteria test in hospitals.

As of June 30, 2023, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, establishing agreements, and preparations to raise capital, and the development of prototypes. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

Basis of Presentation

The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Reverse Stock Split

On September 29, 2020, the Company amended its Certificate of incorporation to implement a 1-for -3.6 reverse stock split of its common stock. The reverse stock split did not cause an adjustment to the par value or the authorized shares of the common stock. As a result of the reverse stock split, the Company adjusted the share amounts under its stock incentive plan, outstanding options and common stock.

Revenue Recognition

No revenue has been earned or recognized as of June 30, 2023 or June 30, 2022. See Note 5 regarding rental revenue recognized as of June 30, 2023 and June 30, 2022.

Cash and Cash Equivalents

All liquid debt instruments, purchased with a maturity of 3 months or less, are considered to represent cash and cash equivalents. There were no cash equivalents as of June 30, 2023, and 2022.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense was $49,852 as of June 30, 2023, and $1,315 as of June 30, 2022.

The Company primarily follows the straight line method of depreciation utilizing the following range of lives:

Class	Years
Software	3
Equipment	5

Property, plant, and equipment consists of the following as of June 30, 2023 and 2022:

Class	June 30, 2023	June 30, 2022
Software	$ 236,721	$ 73,847
Equipment	498,431	3,050
Accumulated Depreciation	(51,167)	(1,315)
Net – Property, plant, and equipment	$ 683,985	$ 75,582

Income Taxes

FASB ASC 740-10 requires the affirmative evaluation that it is more likely-than-not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FASB ASC 740-10 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. There are no unrealized tax benefits as of June 30, 2023.

The Company intends to file a U.S. federal tax return and other tax returns as required. All tax periods since inception remain open to examination.

The Company classifies penalties and interest expense associated with its tax positions as a component of general and administrative expenses. For the years ended June 30, 2023 and June 30, 2022 no interest and penalties associated with the Company's tax positions have been recognized in the Company's statements of operations or the balance sheet.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, materials, supplies, and related subcontract expenses. The expenses assigned to molecular gene detection sensors are for product commercialization to Purdue University and outside contractors and manufacturers. The Company is now in the phase of early manufacturing and seeking out manufacturing partners as well as government grants.

The research expenses are assigned to the research sensor project to demonstrate proof of principle in the detection of pathogens by rapid molecular gene identification in patients. Expenses support supplies and manpower to produce a working prototype. These expenses include compensation support of key personnel and consultants to develop a commercialization plan.

Marketing Expenses

Marketing expenses are charged to expense as incurred. Marketing expenses include, but are not limited to, generating investment leads, advertising for investment leads, advertising, consulting related to advertising, marketing of products, ad placements, and advertising consultants. Marketing expense for the years ended June 30 2023 and 2022 were $578,959 and $388,035, respectively.

Fair Value measurements

When required to measure assets or liabilities at fair value, the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value of hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level I uses quoted prices in active markets for identical assets or liabilities. Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The amount of the total gains or losses for the period are included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date.

Related Parties

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Basic and diluted earnings per share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period plus the effect of potentially dilutive common stock equivalents, including stock options, warrants to purchase the Company's common stock, restricted stock, and convertible note payable. For the year ended June 30, 2023, and 2022, potentially dilutive common stock equivalents not included in the calculation of diluted earnings per share because they were anti-dilutive are as follows:

	June 30, 2023	June 30, 2022
Warrants	440,185	303,475
Options	1,074,212	284,500
Total possible dilutive shares	1,514,397	587,975

Stock-based compensation

Stock-based compensation to employees and non-employees consist of stock options, warrants to purchase common stock and restricted shares that are recognized in the statement of operations based on their fair values at the date of grant. The fair value of shares of common stock is set by the Company's Board of Directors.

The Company's Board of Directors calculates the fair values of option and warrant grants utilizing the Black-Scholes pricing model, wherever possible, or by obtaining expert opinions, wherever possible. Assumptions used in using the Black-Scholes pricing include: (1) volatility based on the average volatility rate of similar companies, (2) risk free interest rate based on the U.S. Treasury yield for a term consistent with expected life of the awards in effect at the time of the grant, (3) the expected life of the option or warrants, and (4) expected cash dividend rate on shares of common stock. During the year ending June 30, 2023, and 2022 volatility was based on average rates for similar publicity traded companies.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The resulting stock-based compensation expense for employee awards is generally recognized on a straight-line basis over the vesting period of the award.

Common stock purchase warrants

Common stock purchase warrants and other derivative financial instruments are classified as equity if the contracts (1) require physical settlement or net-share settlement, or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

Leases

Effective July 1, 2020, the Company has adopted FASB ASC 842. Pursuant to FASB ASC 842 operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense, or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date.

Pursuant to FASB ASC 842, the Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew. Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Note 2 Going Concern

The Company's financial statements are prepared using U.S. GAAP, applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. During the years ended June 30, 2023 and June 30, 2022, the Company had a net loss of $4,384,431 and $3,061,059 respectively. As of June 30, 2023 and June 30, 2022, the Company had an accumulated deficit of $9,414,533 and $5,030,102, respectively. The Company has not established sufficient revenue to cover its operating costs and will require additional capital to continue. The Company's ability to continue as a going concern is dependent on obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about the Company's ability as a going concern.

To continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan to obtain such resources includes: the sales of equity instruments; traditional financing such as loans, and to obtain capital from management and significant stockholders sufficient to meet its minimum operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing this plan.

There is no assurance that the Company will be able to obtain sufficient additional funds needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, ASU Subtopic 470-20 "Debt-Debt with Conversion and Other Options" and ASC subtopic 815-40 "Hedging-Contracts in Entity's Own Equity". The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal year ended June 30, 2023. The Company has determined there was not an impact of the adoption of this standard on its financial statements.

Note 4   Income Taxes

All income taxes referred to herein are taxes in the United States. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax basis (known as temporary differences). Deferred tax liabilities are recognized for all temporary differences that are expected to increase taxable profit and taxes payable in the future.

Deferred tax assets are recognized for all temporary differences that are expected to reduce taxable profit in the future. Deferred tax assets are measured at the highest amount that, based on current or estimated future taxable profit, is more likely than not to be recovered.

The net carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the current assessment of future taxable profits and future tax rates. Any adjustments are recognized in profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which it expects the deferred tax asset to be realized or the deferred tax liability to be settled, on the basis of tax rates that have been enacted or substantively enacted by the end of the reporting period for said future periods.

The net operating loss can only be used to offset up to 80% of net income. The remainder of the net operating loss can be carried forward indefinitely. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of net deferred tax asset exists at June 30, 2023 and 2022. As of June 30, 2022, the net operating loss carried forward is $3,667,205. The Company's tax returns for the period ended June 30, 2023 have not been filed as of the date of these financial statements.

The provision (benefit) for income taxes consists of the following:

	June 30, 2023	June 30, 2022
Federal Income Tax		
Current	$ –	$ –
Deferred	–	–
Total Federal Income Tax (provision)	$ –	$ –

The Company's current provision (benefit) for Federal income taxes of $0 is reconciled to the tax calculated at the statutory rate of 21% as follows:

	June 30, 2023	June 30, 2022
Federal taxes based on net loss		
Before Federal tax expense	$ (920,731)	$ (642,822)
Add tax on the following:		
Permanent differences	2,452	3,522
Temporary differences		
Book-to-tax depreciation	(114,864)	(16,299)
Capitalized R&D expenses	336,957	–
Stock compensation expense	18,047	21,050
Unpaid related party expenses	99,489	117,037
Unpaid related party interest	2,058	1,981
Change in deferred taxes from net operating loss	576,592	515,531
Provision for Federal Income Taxes	$ –	$ –

Significant components of deferred income tax assets and liabilities follows:

	June 30, 2023	June 30, 2022

Deferred tax liability	$	–	$	–
Net operating loss carryover		1,563,553		642,822
Permanent differences		2,452		3,522
Temporary differences		341,687		123,769
Valuation allowance		(1,907,692)		(770,113)
Net deferred tax asset (liability)	$	–	$	–

Note 5 Leases and Commitments

The Company entered into a lease agreement effective April 1, 2022, for a facility located in Shaker Heights, Ohio. The lease is a twenty-four-month lease with twenty-four monthly payments beginning on April 1, 2022. Base payments of $1,600 are due on the first day of each month. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $13,960 as of June 30, 2023 and $32,572 as of June 30, 2022, and a liability of $14,222 as of June 30, 2023 and $32,693 is recorded on the balance sheet as of June 30, 2022. Operating lease costs for the year ended June 30, 2023, and 2022 were $20,437 and $4,800 respectively.

The Company entered into a twelve-month lease agreement effective June 1, 2022 for office space in Austin, Texas. The lease agreement provides for monthly payments of $2,050 per month. The lease is classified as a short-term lease under FASB ASC 842, and is not reflected on the balance sheet. The lease was not renewed after June 30, 2023. Lease payments for the year ended June 30, 2023 were $38,882 and June 30, 2022 were $2,050.

The Company also entered into a lease agreement effective March 1, 2023, for a facility located in Gainesville, Florida. The lease is a twenty-four-month lease with twenty-four monthly payments beginning on March 1, 2023. Base payments of $6,825 are due on the first day of each month along with sales tax each month of $478. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $132,325 and $0 as of June 30, 2023 and 2022 and a liability of $132,982 as of June 30, 2023 and 0 is recorded on the balance sheet as of June 30, 2022. Lease costs for the year ended June 30, 2023, and the 2022 were $21,632 and $0, respectively. The lease has a renewal option, which extends the terms for an additional year. The lease can be cancelled at any time by the lessor.

The Right-of-use assets are summarized below:

		June 30, 2023		June 30, 2022
Office Lease	$	191,363	$	37,226
Less accumulated amortization		(45,078)		(4,654)
Right-of-use, net	$	146,285	$	32,572

Amortization on the right-of -use asset is included in office and administrative expenses on the statements of operations.

Operating lease liabilities are summarized below:

		June 30, 2023		June 30, 2022
Office Lease	$	147,203	$	32,693
Less: current portion		(93,212)		(15,677)
Long term portion	$	53,991	$	17,016

Following is a maturity of annual undiscounted cash flows for operating lease liabilities as of June 30, 2023:

		2024 and After
Maturing in fiscal year-ended	$	96,300

Maturing after fiscal year-ended		54,600
Total		150,900
Less: Imputed interest		(3,697)
Liability recognized in the balance sheet	$	147,203

The Company had subleased space in the facility located in Cedar Park, Texas. The agreement is a month-to-month rental that provides for monthly rental payments of $1,000. Rental income for the year ended June 30, 2023 and 2022 was $0 and $11,662, respectively.

Note 6 Related Party Transactions

Compensation owed to the Chief Executive Officer, Chief Financial Officer and Treasurer, Chief Science Officer, President and Secretary, Chief Marketing Officer and Sales Director for services for the year ended June 30, 2023 and 2022, was as follows:

		June 30, 2023		June 30, 2022
Chief Executive Officer	$	400,000	$	400,000
Chief Financial Officer and Treasurer	$	40,000	$	40,000
Chief Science Officer	$	28,000	$	26,667
President and Secretary	$	80,000	$	80,000
Chief Marketing Officer and Sales Director	$	80,000	$	80,000

Amounts owed to the Chief Executive Officer, Chief Financial Officer and Treasurer, Chief Science Officer, President and Secretary, Chief Marketing Officer and Sales Director for services are classified as accrued contractor expense – related party on the balance sheets.

On July 29, 2020, the Company borrowed $150,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate 6% per annum. The note and accrued interest is due on July 28, 2024. Interest accrued on the note as of June 30, 2023, and June 30, 2022, was $26,274 and $17,274, respectively. The amount is classified as note payable – related party on the balance sheet.

During the years ended June 30, 2023 and June 30, 2022, the Company incurred expenses for accounting services in the amount of $72,282 and $125,915, respectively to Edward C. Hawkins & Co., Ltd., an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of June 30, 2023, and June 30, 2022, the Company owed Edward C. Hawkins & Co., Ltd. $25,344 and $85,068, respectively. The amount is classified as accrued legal and accounting – related party on the balance sheet.

During the years ended June 30, 2023 and June 30, 2022, the Company incurred expenses for legal services in the amount of $12,033 and $1,231 respectively to Hawkins and Company LLC, an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of June 30, 2023, and June 30, 2022, the Company owed Hawkins and Company LLC $11,810 and $1,869, respectively. The amount is classified as accrued legal and accounting – related party on the balance sheet.

During the years ended June 30, 2023 and 2022, the Company incurred expenses for consulting services in the amount of $222,541 and $331,330 respectively to Integra Ventures LLC, an entity fully owned by a partial owner of IdentifySensors Fresh Food Enterprises LLC. As of June 30, 2023, and June 30, 2022, the Company owed Integra Ventures LLC $33,959 and $13,850, respectively. The amount is classified as accrued contractor expense – related party on the balance sheet. The consulting agreement with Integra Ventures LLC was terminated on July 15, 2023.

During the years ended June 30, 2023 and 2022, the Company incurred expenses for software development in the amount of $22,032 and $82,438, respectively to MCO Advantage, Ltd., an entity owned 50% by the Chief Executive Officer and 50% by another related party. The balance owed to MCO Advantage, Ltd. as of June 30, 2023, and June

30, 2022, was $975 and $0, respectively. The amount is classified as accrued contractor expense – related party on the balance sheet.

During the years ended June 30, 2023 and 2022, the Company incurred expenses for consulting and bookkeeping services in the amount of $41,667 and $40,000, respectively to Healthcare Office Systems Inc., an entity fully owned by a related party. The balance owed to Healthcare Office Systems Inc. as of June 30, 2023, and June 30, 2022, was $3,333 and $0, respectively. The amount is classified as accrued contractor expense – related party on the balance sheet.

Note 7 Stockholders' Equity

Authorized Capital Stock

On June 11, 2020, the Company filed a Certificate of Incorporation with the State of Delaware to authorize the Company to issue 400,000,000 shares, consisting of 350,000,000 shares of Common Stock, and 50,000,000 shares of Preferred Stock. The Company has two offerings where it is selling shares of the Company's common stock: Regulation A and Regulation D. Both offerings give the same common stock with the same voting rights and the same per share price of $4.50 as of June 30, 2023 and June 30, 2022. Regulation D investors can qualify to receive warrants whereas Regulation A investors do not.

	Shares issued pursuant to Reg A	Shares issued pursuant to Reg D
Outstanding as of June 30, 2021	42,490,345	2,395,114
Issued to consultants	–	773,868
Issued to investors	7,123	937,100
Outstanding as of June 30, 2022	42,497,468	4,106,082
Issued to consultants	–	506,948
Issued to investors	231,309	640,994
Outstanding as of June 30, 2023	42,728,777	5,254,024

Common Stock

During the year ended June 30, 2023, the Company had the following common stock transactions:

- Issued 640,994 shares of common stock pursuant to the Regulation D offering and 231,309 shares of common stock under the Regulation A offering for total cash proceeds of $4,379,637.
- Issued warrants to purchase 506,948 shares common. The par value is $0.001 per share.

During the year ended June 30, 2022, the Company had the following common stock transactions:

- Issued 973,100 shares of common stock pursuant to the Regulation D offering and 7,123 shares of common stock pursuant to the Regulation A offering for total cash proceeds of $4,088,105.
- Issued 773,888 warrants to purchase shares of common stock pursuant to the Regulation D offering.

Stock Options

On July 1, 2020, the Company's shareholders adopted a Stock Incentive Plan that was approved by the Board of Directors on July 9, 2020. Pursuant to the Plan, the Company's consultants were awarded Restricted Stock Awards in 2020. Compensation expense is recognized over the vesting period of the awards based on the par value of the stock at the issue date, which for stock awards during the year ended June 30, 2022, was $0.001 per share. The stock was not traded in an open market on the date of grant and par value has been determined by the Board of Directors. Shares under the Plan vest according to each individual award agreement, which may include both performance based and time-based vesting.

Total shares issuable under the plan were 9,722,222 at June 30, 2023, and 7,770,000 shares were granted during the year ended June 30, 2021, none were granted in 2022, none were granted in 2023.

A summary of the changes in the Company's awarded shares for the year ended June 30, 2023 follows:

	Shares	Par Value
As of June 30, 2021	5,577,709	$ 5,578
Forfeited	–	–
Outstanding as of June 30, 2022	4,803,822	4,804
Exercisable as of June 30, 2022	773,887	$ 774

	Shares	Par Value
Outstanding as of June 30, 2022	4,803,822	$ 4,804
Granted	–	–
Forfeited	–	–
Outstanding as of June 30, 2023	1,330,697	1,331
Exercisable as of June 30, 2023	3,473,125	$ 3,473

As of June 30, 2023, there was $4,297 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0.20 years.

As of June 30, 2022 there was $4,804 of total unrecognized compensation cost related to non-vested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0.6 years.

The following summarizes the number of options granted and outstanding during the years ended June 30, 2023, and June 30, 2022:

	Number of Shares
Outstanding, June 30, 2021:	12,500
Granted:	272,000
Expired or Forfeited:	–
Exercised:	–
Outstanding, June 30, 2022:	284,500
Granted:	862,222
Expired or Forfeited:	(72,500)
Exercised:	(10)
Outstanding, June 30, 2023:	1,074,212
Exercisable, June 30, 2023:	108,490

No options expired during the year ended June 30, 2023, or the year ended June 30, 2022.

The following summarizes the vesting schedules for the options:

Date of Grant	Number of Shares	Exercise Price	Percent Vested at Date of Grant	Percent Vested Monthly Thereafter	Expiration Date
March 10, 2021	12,500	$4.00	10.00%	6.00%	March 9, 2031
September 1, 2021	2,000	$5.25	100.00%	0.00%	September 1, 2026

October 8, 2021	100,000	$4.25	0.00%	n/a	October 8, 2026
January 1, 2022	30,000	$5.25	0.00%	2.78%	September 30, 2023
January 5, 2022	20,000	$4.25	0.00%	2.78%	September 30, 2023
February 1, 2022	30,000	$4.25	0.00%	4.17%	February 27, 2026
February 19, 2022	30,000	$4.00	0.00%	4.17%	February 27, 2026
April 1, 2022	30,000	$4.25	0.00%	2.78%	June 30, 2023
April 1, 2022	30,000	$4.25	0.00%	2.78%	September 30, 2023
May 5, 2023	400,000	$4.50	0.00%	2.08%	May 4, 2028
May 5, 2023	240,000	$4.50	0.00%	n/a	May 4, 2028
May 26, 2023	222,222	$4.50	0.00%	n/a	May 26,2026

All options vest as described above, provided the Optionee continues to provide continuous service.

The average remaining contractual life of the options outstanding was 3.36 years and 9.43 years as of June 30, 2023, and June 30, 2022, respectively.

The options are reported at fair value as determined at a valuation between $0.47 and $3.58 per share using the Black-Scholes method. An expected price volatility of 79.79%, a risk-free interest rate of 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2023. An expected price volatility of 122%, a risk-free rate of return of 3.08%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2022.

At June 30, 2023, the intrinsic value of the outstanding options was $232,427.

At June 30, 2022 the intrinsic value of the outstanding options was $15,412.

Warrants

Warrants the Company issues for services provided are recorded as compensation expense and included in office and administrative expense on the statements of operations. Compensation expense for warrants issued for the year ended June 30, 2023, and June 30, 2022, was $0 and $0, respectively.

The Company also issues warrants to common stockholders as part of a Regulation D offering based on specified levels of investment, which are detailed as follows:

Amount Invested	**Number of Warrants**	**Exercise Price (per share)**	**Aggregate Exercise Price**
$100,000 to 199,999	4,750	$5.25	$24,937.50
$200,000 to 299,999	11,425	$5.25	$59,981.25
$300,000 to 399,999	20,000	$5.25	$105,000.00
$400,000 or more	30,475	$5.25	$159,993.75

During the year ended June 30, 2023, the Company issued 136,710 warrants to stockholders who had purchased shares through the Regulation D offering for achieving specified levels of investment, to purchase common stock with a weighted average price of $5.25 per share. All warrants outstanding are exercisable as of June 30, 2023.

During the year ended June 30, 2022, the Company issued 252,550 warrants consisting of 0 shares for compensation and 252,550 shares to stockholders who had purchased shares through the Regulation D offering for achieving specified levels of investment, to purchase common stock with a weighted average price of $4.70 per share. All warrants outstanding were exercisable at June 30, 2023.

The following summarizes the number of shares of warrants during the years ended June 30, 2023, and the year ended June 30, 2022, respectively:

	Number of Warrants
Balance at June 30, 2021:	50,925
Granted:	252,500
Exercised:	–
Expired:	–
Balance at June 30, 2022:	303,425
Granted:	220,423
Exercised:	–
Expired:	–
Balance at June 30, 2023:	523,848

The fair value of the warrants outstanding at June 30, 2023, using the Black-Scholes method, is estimated at $974,688. An expected average price volatility of 79.79%, an average risk-free interest rate of 5.13%, and a dividend yield of 0% was used in the calculation of the fair value. The intrinsic value of the warrants as of June 30, 2022, is $(1,747,951).

The fair value of the warrants outstanding at June 30, 2022, using the Black-Scholes method is estimated at $812,351. An expected average price volatility of 107%, an average risk-free interest rate of 3.07%, and a dividend yield of 0% was used in the calculation of the fair value. The intrinsic value of the warrants as of June 30, 2022, was $(752,768).

Note 8 Compliance/Contingency

The Company was obligated to file its annual report for the year ended June 30, 2021, with the Securities and Exchange Commission within 120 days after the end of the year, and did not file the reports on a timely basis. As a result, the exemption from registration may not have been available for the sale of certain shares of common stock. The Company offered rescission to investors who purchased shares during the period such filings were late and to return the amount invested per the SEC guidelines. The Company estimates that an aggregate of $234,000.00 was invested during the period June 30, 2021 through March 3, 2022 during which reports were late. None of the investors requested refunds and no amount has been accrued on June 30, 2023 balance sheet.

Note 9 Subsequent Events

Management has evaluated subsequent events through November 3, 2023, the date the financial statements were available to be issued.

On July 15, 2023, the Company terminated the consulting agreement with Integra Ventures, LLC.

On August 8, 2023, the Company executed a Master Supply Agreement with East West Manufacturing, LLC, for the manufacture and supply of the different components of the Company's tests. East West is a global manufacturer and supplier focused on the development of products, from design through to distribution. The Company believes East West has the capabilities required to scale the manufacturing of the Company's products.

Exhibit B

Offering Page

IdentifySensors Biologics



IdentifySensors® Biologics has developed tiny digital biosensors that rapidly detect and differentiate multiple diseases simultaneously from a single saliva sample. This patented technology is being manufactured into a simple Bluetooth device intended to significantly disrupt the $16-billion diagnostics market.



Company Website   SAVE DEAL ⬤

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Raised **100 %** of minimum

Funding Raised

$61,478

Funding Goal

$9,999-$4,999,999.5

Days Left to Invest

1 Days

Invest Now

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Business Description

Check4® by IdentifySensors® Biologics is a digital diagnostic platform intended to rapidly detect and differentiate multiple pathogens simultaneously at the molecular gene level.



New patented technology eliminates enzymatic amplification and reagents. Graphene-based inks are printed into solid-state electronic biosensors. The technology is intended to move diagnostics away from chemical testing and into a rapid multiplex platform, with a lower limit of detection than the most accurate PCR tests on the market today.

In extensive preliminary studies, printed sensors on thin-film substrates pinpointed target DNA and RNA in saliva in minutes. These new sensors serve as the core to a new Bluetooth portable device intended for point-of-care and over-the-counter use. The company plans to expand the platform to rapidly detect genetic material from dozens of infectious diseases, including respiratory illnesses, diarrheal pathogens and sexually transmitted diseases.

With a target price lower than current molecular tests, Check4® is intended to significantly disrupt the PCR market. This technology has not yet been approved for sale in the United States.

Security Type:

Equity Security

Price Per Share

$4.50

Shares For Sale

1,111,111

Post Money Valuation:

217,561,914

Investment Bonuses!

N/A

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

June 25, 2024

Minimum Investment Amount:

$990

Target Offering Range:

$9,999-$4,999,999.5

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Target Offering Range:

$9,999-$4,999,999.5

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

New patented technology eliminates enzymatic amplification and reagents. Graphene-based inks are printed into solid-state electronic biosensors. The technology is intended to move diagnostics away from chemical testing and into a rapid multiplex platform, with a lower limit of detection than the most accurate PCR tests on the market today.

In extensive preliminary studies, printed sensors on thin-film substrates pinpointed target DNA and RNA in saliva in minutes. These new sensors serve as the core to a new Bluetooth portable device intended for point-of-care and over-the-counter use. The company plans to expand the platform to rapidly detect genetic material from dozens of infectious diseases, including respiratory illnesses, diarrheal pathogens and sexually transmitted diseases.

With a target price lower than current molecular tests, Check4® is intended to significantly disrupt the PCR market. This technology has not yet been approved for sale in the United States.


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Problem

For the past 50 years, medical science has relied on slow chemical reactions to test for infections from viruses and bacteria. During the pandemic, the public witnessed firsthand how slow and cumbersome the process really is. After samples are taken from patients, most PCR tests required trained clinicians to process the chemical reactions in laboratories.

The method is slow, expensive and time-consuming. What's more, most patients prefer testing themselves at home, without driving to a clinic and waiting for results. This is particularly true for diseases such as HIV and other STDs. Home antigen tests have taken market share with COVID, but the accuracy of antigen results are often unreliable and not suitable for medical professionals dealing with a host of other problems.



Solution

IdentifySensors® Biologics has developed a small and simple Bluetooth device intended to detect most viruses and bacteria from saliva with a high level of accuracy. The device uses interchangeable cartridges that rapidly detect and differentiate groups of multiple infections simultaneously – anywhere, any time.

Each cartridge is intended to detect as many as three different infections. Results are sent to patients by text message or email in minutes. Tests can be taken at home or through medical professionals. At the heart of this product are cutting-edge electronic biosensors that transmit digital signals through DNA and RNA. When an exact molecular sequence is a match, and analyzed through an algorithm, the test is positive. Using no chemicals, these rapid results are intended to be as accurate as a hospital PCR test.


PERFORMING TEST
READER
Check4
CARTRIDGE
TEST CARTRIDGE

By shifting infectious-disease diagnostics to a digital platform, testing can become significantly faster, less expensive and more accessible to many more people whose lives depend on it. IdentifySensors plans to market this technology first in Africa, where an Ebola infection is a death sentence to those who encounter it. The Check4 device will then be manufactured for a wide range of other infections, such as strep, flu, COVID, Hepatitis C, RSV, HIV and Lyme.


3/3
3/4

Business Model

Razor-Razorblade Model

IdentifySensors is developing a razor-razorblade model to sales and marketing. Consumers and health organizations purchase a reusable Bluetooth reader for about $99. Customers then buy an ongoing supply of disposable test cartridges, which are operated by the reader. The single-use cartridges – each of which test for different infections – will range in price between $29 to $199, depending on the number of sensors they hold and the pathogens for which they test.


Check4
HEP C
Check4
LYME
Check4
HIV
Check4
MRSA

Following FDA approval – the first approval is expected in mid-2024 – IdentifySensors will begin marketing to health-care organizations, doctors' offices and hospital systems. Soon after, the company plans to market its products direct to consumers for common infections, such as influenza, COVID, RSV, Lyme and sexually transmitted diseases.

One of the benefits to this technology is the biosensors can be programmed to detect any form of RNA or DNA. This means that that the devices and infrastructure to manufactured them remains the same regardless of the targeted disease. The goal is to significantly disrupt the PCR market for dozens and infections.



Market Projection

The molecular testing market for infectious diseases is roughly $16 billion worldwide. This is for highly accurate molecular tests only, including PCR tests for a wide range of pathogens. This does not include low-quality antigen tests commonly associated with COVID. These products are considered point-of-care, which are generally used in medical settings for accurate and definitive results.

IdentifySensors has run an extensive analysis of this market through planned products, using industry best data and a conservative planning model of only 3 percent market share over five years. Through this model, we project revenues of $36 million in the first full year, ramping up to $440 million dollars by year five.

With a projected EBITDA of 69 percent – and a conservative annual growth rate of 154 percent – the company anticipates a five-year valuation of $2.6 billion, based on a 6X multiple.

5-Year Financial Performance ($MM)



(MM)	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$6.6	$21.7	$66.2	$168.5	$442.8
Gross Margin	$5.5	$18.4	$58.8	$151.3	$401.5

Competition

IdentifySensors plans to significantly disrupt the PCR testing market. This includes a wide range of infection in both clinical setting for point-of-care and over-the-counter to consumers. The company also plans to launch new home testing products that currently do not exist on the market today. These include over-the-counter tests for STDs, HIV and Lyme, among other pathogens.

Traction & Customers

IdentifySensors has begun large-scale manufacturing and is about to submit its first application to the FDA. In the meantime, the company is conversations with several large health care and pharmaceutical companies about partnerships, marketing and sales.

Traction & Customers

IdentifySensors has begun large-scale manufacturing and is about to submit its first application to the FDA. In the meantime, the company is conversations with several large health care and pharmaceutical companies about partnerships, marketing and sales.



Investors

In the past two years, the company has raised nearly $15 million from Regulation A+ and Regulation D investors. The company is fully audited and is now opening its doors to smaller investors, as we begin the expensive task of clinical trials.



Terms

IdentifySensors Biologics Corp is offering securities in the form of Equity which provides investors the right to Common Stock in the Company.

Target Offering: $9,999.00 | 2,222 Securities
Maximum Offering Amount: $4,999,999.50 | 1,111,111 Securities
Share Price: $4.50
Type of Offering: Equity
Type of Security: Common Stock
Offering Deadline: April 25, 2024
Minimum Investment: $990.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $990.00. The Company must reach its Target Offering Amount of $9,999 by April 25, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Virtual Business Pitch   Team   About   Communication Channel   Updates



Greg Hummer MD
CEO
Background

Trained as a trauma surgeon at the Cleveland Clinic, Dr. Hummer served as a medical consultant to NASA and founded two successful healthcare technology companies. He earned his medical degree from The Ohio State University and a bachelor's in chemistry and computer science from the University of Notre Dame. Dr. Hummer has deep expertise in clinical diagnosis of infectious diseases with the ability to leverage bioinformatics and nanotechnologies.



Matt Hummer
Co-Founder
Background

served as a medical consultant to NASA and founded two successful healthcare technology companies. He earned his medical degree from The Ohio State University and a bachelor's in chemistry and computer science from the University of Notre Dame. Dr. Hummer has deep expertise in clinical diagnosis of infectious diseases with the ability to leverage bioinformatics and nanotechnologies. Matthew Hummer CO-FOUNDER Mr. Hummer is a specialist in data science and analytics with applications in diagnostics, supply chain and infrastructure sustainability and security. He held senior management positions at two data technology startups, including Govini and Bloomberg Government. Mr. Hummer has extensive experience building platforms that generate, process and analyze data for improved decision making. He has held senior analyst roles at the U.S. Department of State, BlackRock Financial Management and Merrill Lynch. Mr. Hummer earned degrees in public policy and data science from Georgetown University and finance and economics degrees from Fordham University.



Bruce Raben
President
Background

Mr. Raben is the founding partner of Hudson Capital Advisors. Starting in 1979 at Drexel Burnham Lambert, he worked on many leveraged buyouts and recapitalizations, including Mattel Toys, SFN, Magma Copper, Warnaco, Mellon Bank and John Fairfax. Mr. Raben went on to co-found the corporate finance department at Jefferies & Co. in 1990. There, he led Jeffries entering the energy and gaming industries. At CIBC World Markets, Mr. Raben led the bank's founding investment and financing of Global Crossing.



Ghazi Kashmolah
Operations
Background

Mr. Kashmolah has more than 30 years of experience in quality, operations and regulatory work leading. Most recently, he was EVP Regulatory Affairs and chief quality officer at Lucira Health, where he was responsible for FDA approval. While at Lucira, Mr. Kashmolah achieved the first multiplex COVID/FLU diagnostic test for consumers. Prior to Lucira, Mr. Kashmolah led quality and regulatory affairs as chief quality assurance, Regulatory Affairs for Orchid Orthopedic Solutions, senior vice president for DJO Global, vice president at OSI Systems and vice president at Life Technologies. Mr. Kashmolah holds bachelor's and master's degrees in electrical engineering, as well as an executive MBA.



William Shatner
Senior Advisor
Background

William Shatner has an unparalleled 70-plus years in entertainment, displaying broad talent throughout the industry and being instantly recognizable to generations of television fans as Captain James T. Kirk, commander of the starship U.S.S. Enterprise. In recent years, Shatner has taken an interest in advanced medicine and technologies that offer the potential for significant impact on population health and wellbeing.

Legal Company Name

IdentifySensors Biologics

Location

20600 Chagrin Blvd.
405
Shaker Heights, Ohio 44122

Number of Employees

23

Incorporation Type

C-Corp

State of Incorporation

Ohio

Date Founded

June 12, 2020

Exhibit C

Subscription Agreement

IdentifySensors Biologics Corp. Common Stock Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to IdentifySensors Biologics Corp. a Delaware Corporation (the "**Company**"), on the terms and conditions set forth below:

1. <u>Subscription</u>. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Common Stock of the Company (the "**Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $4.50 per Share (the "**Purchase Price**"), via check, wire transfer, ACH, or Debit/Credit Card to the Company.

      a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

      b. The aggregate number of Securities sold shall not exceed 1,111,111 shares (the "Oversubscription Offering"). The Company may accept subscriptions until June 25th, 2024, (the "Offering Deadline"). Provided that subscriptions for 2,222 shares ($9,999.00 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

2. <u>Acceptance.</u> The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the

Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. Representations, Warranties and Agreements. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) Authorization. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) Disclosure of Information. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) Restricted Securities. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein.

Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) <u>No Violations</u>. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Board of Directors of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) Financial Experience. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) Residence. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) Indemnification. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) Choice of Law. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(q) Entire Agreement. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(r) No Waiver. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) Counterparts. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t) Electronic Execution. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v) <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

IdentifySensors Biologics Corp

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of IdentifySensors Biologics Corp by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

<u>**TYPE OF OWNERSHIP:**</u>

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

IdentifySensors Biologics Corp

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

      (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: IdentifySensors Biologics Corp (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in IdentifySensors Biologics Corp's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in IdentifySensors Biologics Corp's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit D

Certificate of Incorporation (See attachment to filings)

Exhibit E

Bylaws (See attachment to filings)